06009730

ΓES
GE COMMISSION
. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 1 2006
BRANCH OF REGISTRATIONS
08 EXAMINATIONS

SEC FILE NUMBER
8-28568

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASSOCIATED SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5933 W. Century Blvd., Ste. 900
(No. and street)

Los Angeles	**CA**	**90045**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer — **(310) 670-0800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Ave.	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying statement of financial condition of Associated Securities Corp. for the year ended December 31, 2005 is true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

CARLITA GREEN
Commission # 1536047
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2008

Signature
Treasurer

Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements.
( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing see Section 240.17a-5(e)(3).

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)
(SEC I.D. No. 8-28568)

STATEMENT OF FINANCIAL CONDITION AS OF
DECEMBER 31, 2005 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed in Accordance with Rule 17a-5(e)(3) as **a Public Document.**

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Associated Securities Corp.

We have audited the accompanying statement of financial condition of Associated Securities Corp. (the "Company"), a wholly owned subsidiary of Associated Financial Group, Inc., for the year ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Associated Securities Corp. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2006

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$3,880,955
Investments, at estimated fair value	1,405,690
Commissions receivable	616,788
Deferred tax asset	66,377
Other receivables	338,705
Property, net of accumulated depreciation of $984,866	428,956
Other assets	175,795
TOTAL	$6,913,266

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$1,323,660
Accounts payable and accrued expenses	697,434
Payable to Parent	287,649
Total liabilities	2,308,743
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, no par, with $1 stated value—1,484 shares authorized, issued and outstanding	630,000
Additional paid-in capital	930,000
Retained earnings	3,044,523
Total stockholder's equity	4,604,523
TOTAL	$6,913,266

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

Associated Securities Corp. (the "Company") was formed to operate as a non-clearing registered broker/dealer member of the National Association of Securities Dealers, Inc. The Company uses other brokers as clearing brokers on a fully disclosed basis. The Company's registered representatives, who are independent contractors, sell investment and insurance products throughout the United States.

The Company is a wholly owned subsidiary of Associated Financial Group, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"), a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life").

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC ("PSG"), a Delaware limited liability company, and contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, the Parent became a wholly owned subsidiary of PSG as of January 1, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents—The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair values due to the short-term maturities of these investments.

Commissions Receivable and Payable—Commissions receivable primarily represents commissions due to the Company for the sale of financial products. Commissions payable represents amounts due to the Company's sales representatives in connection with the sale of financial products.

Investments—The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Property—Property is recorded at cost and depreciated over its estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the term of the lease.

Long-Lived Assets—In the event that facts and circumstances indicate that furniture and fixtures, computer equipment, leasehold improvements and other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary. At December 31, 2005 there were no adjustments to the carrying value of the Company's long-lived assets.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Securities transactions are recorded on a trade-date basis.

Direct Mutual Fund and Insurance Contracts—Customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis.

Income Taxes—The Company is included in the federal and state income tax returns filed by Pacific Mutual Holding Company, the Company's ultimate parent. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the provision for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition of enacted changes in tax laws.

Use of Estimates—The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. INVESTMENTS

Investments, at estimated fair value, consist of the following securities as of December 31, 2005:

Fixed income mutual funds	$1,388,518
Asset-backed securities	17,172
Total investments	$1,405,690

4. PROPERTY

The components of property—net, are as follows as of December 31, 2005:

Computer equipment and software	$ 898,388
Leasehold improvements	383,052
Furniture and fixtures	132,382
Total	1,413,822
Less accumulated depreciation	984,866
Property—net	$ 428,956

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $3,435,780, which was $3,185,780 in excess of its required net capital of $250,000.

6. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

7. INCOME TAXES

The components of the deferred tax asset are as follows as of December 31, 2005:

Compensation	$ 46,409
Accumulated depreciation	16,031
State net operating loss carryforward	5,119
State taxes	(1,182)
Deferred tax asset	$ 66,377

The deferred tax asset is expected to be fully utilized; therefore, no valuation allowance is deemed necessary as of December 31, 2005.

8. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customers' activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Litigation—The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from those actions are not likely to have a material effect on the financial position of the Company.

9. RELATED PARTY TRANSACTION

At December 31, 2005, the Company owed $287,649 to the Parent. Such amounts are non-interest bearing and payable upon demand.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 17, 2006

To the Board of Directors and Stockholder of
Associated Securities Corp.

In planning and performing our audit of the financial statements of Associated Securities Corp. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 17, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP